September 22, 2008

Dean Suehiro
Senior Staff Accountant
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   SEC Comments dated September 17th, 2008, regarding Cellcom Israel Ltd.
 Form 20-F for the Fiscal year ended December 31, 2007

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 17, 2008 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Cellcom Israel Ltd (“Cellcom” or the “Company”) for the year ended December 31, 2007 (the “Annual Report”).  Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.  For the Staff’s convenience, we have reprinted each comment below.

The Staff’s comments related to note 2K (4) – intangible assets, contained on page F-12 of the Annual Report, which states as follows:

 “Deferred costs are amortized over the expected life of the subscriber contractual relationship (mainly 18 months).”

"1. Please tell us what is meant by “expected life.”  Under US GAAP, deferred costs can be amortized only over the subscriber initial contractual term (18 months).  We do not note any US GAAP adjustment for this difference between Israeli GAAP and US GAAP in the US GAAP reconciliation.  Please tell us the difference in the amortization amount between the accounting for these costs over the “expected life” and initial contractual term for 2007."

Cellcom's response:

All deferred costs are amortized on a straight-line basis over a period of 18 months. The subscriber contractual relationship term is mainly 18 months.

While the majority of the arrangements with subscribers are for a period of 18 months, certain arrangements are for a contractual period of 36 months, however, the Company expects those subscribers to upgrade or terminate their agreement without a cancellation penalty after an initial 18 months period has lapsed for all types of arrangements, thus, the effective contractual period, that a subscriber is obligated to remain a customer of the Company for all arrangements, is 18 months.

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The Company defines the "expected life" of subscriber contractual relationships as the shorter of the subscriber initial contractual term (18 or 36 months depending on the type of plan) and the minimum period the Company plans on applying the cancellation penalty on a subscriber.  Accordingly, there is no difference in the amortization amount between Israeli GAAP and US GAAP.

In future filings, the Company will state that "Deffered costs are amortized, using the straight –line method, over 18 month period, which is the expected life of the subscriber contractual relationships".

"2. Per the Company’s response, we note that the Company consistently enforces these contracts when the subscribers cancel their contracts before the end of the 18 mos. term by charging a cancellation penalty.  If the customers dispute the charge on their debit or credit cards for the cancellation penalty, please confirm to us that the Company enforces the contract by collecting the cancellation penalty through other means of collection."

Cellcom's response:

In the event that a customer disputes the charge on his debit or credit cards, regarding a cancellation penalty, the Company enforces the contract by collecting the cancellation penalty through all other means of collection, including through means of legal actions if necessary.

"3. Per the Company’s response, we note that the deferred costs are amortized “in proportion to the revenue recognized.”  Please tell us what is meant by “in proportion to the revenue recognized.”  Are the deferred costs being amortized under a straight-line method or based on a percentage of revenue recognized?  If it is based on a percentage of revenue recognized, is the revenue over the 18 months term of the contract not the same amount each month?  If so, why not and how do you calculate the amortization amount?"

Cellcom's response:

As noted in our response to the first question above, deferred costs regarding subscriber programs are amortized on a straight-line basis ratably over the 18 months period. The Company will clarify this in future filings.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

Sincerely,

/s/ Tal Raz
Tal Raz
Chief Financial Officer

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